UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 8)*

JetBlue Airways Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

477143101

(CUSIP Number)

Vladimir Galkin

10900 NW 97th Street, #102

Miami, FL 33178

(310) 880-6330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 477143101	Page 2 of 7

1.Names of Reporting Persons. Vladimir Galkin
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
5. Sole Voting Power -0-
Number of Shares Beneficially	6. Shared Voting Power 31,561,530 (1)(2)
Owned by Each Reporting
7. Sole Dispositive Power
Person With:	-0-
8. Shared Dispositive Power 31,561,530 (1)(2)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 31,561,530 (1)(2)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 9.1% (1)(2)(3)
12. Type of Reporting Person IN

(1)Vladimir Galkin and Angelica Galkin, husband and wife, jointly own 3,324,826 shares of Common Stock.

(2)Vladimir Galkin also has shared voting power and dispositive power over 28,236,704 shares of Common Stock, which are held by the Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”).  Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.

(3)The percentage reported in this Schedule 13G is based on 346,833,127 shares of Common Stock of the Issuer outstanding as of June 30, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 30, 2024.

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CUSIP No. 477143101	Page 3 of 7

2.Names of Reporting Persons. Angelica Galkin
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
5. Sole Voting Power -0-
Number of Shares Beneficially	6. Shared Voting Power 31,561,530 (1)(2)
Owned by Each Reporting
7. Sole Dispositive Power
Person With:	-0-
8. Shared Dispositive Power 31,561,530 (1)(2)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 31,561,530 (1)(2)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 9.1% (1)(2)(3)
12. Type of Reporting Person IN

(1)Vladimir Galkin and Angelica Galkin, husband and wife, jointly own 3,324,826 shares of Common Stock.

(2)Angelica Galkin also has shared voting power and dispositive power over 28,236,704 shares of Common Stock, which are held by the Galkin Revocable Trust.  Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.

(3)The percentage reported in this Schedule 13G is based on 346,833,127 shares of Common Stock of the Issuer outstanding as of June 30, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 30, 2024.

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CUSIP No. 477143101	Page 4 of 7

3.Names of Reporting Persons. Angelica Galkin Revocable Trust (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Florida
5. Sole Voting Power -0-
Number of Shares Beneficially	6. Shared Voting Power 28,236,704 (2)
Owned by Each Reporting
7. Sole Dispositive Power
Person With:	-0-
8. Shared Dispositive Power 28,236,704 (2)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 28,236,704 (2)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 8.1% (2)(3)
12. Type of Reporting Person OO

(1)Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.

(2)Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 28,236,704 shares of Common Stock, which are held by the Galkin Revocable Trust.

(3)The percentage reported in this Schedule 13G is based on 346,833,127 shares of Common Stock of the Issuer outstanding as of June 30, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 30, 2024.

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CUSIP No.  477143101                     Page 5 of 7

ITEM 1.

(a) NAME OF ISSUER:  JetBlue Airways Corporation

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:   27-01 Queens Plaza North

        Long Island City, New York 11101

ITEM 2.

1(a) NAME OF PERSON FILING:   Vladimir Galkin

        Angelica Galkin

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:  10900 NW 97th Street, #102

                     Miami, FL 33178

(c) CITIZENSHIP:  United States

(d) TITLE OF CLASS OF SECURITIES:  Common Stock, par value $0.01 per share

(e) CUSIP NUMBER:  477143101

2(a)  NAME OF PERSON FILING:   Angelica Galkin Revocable Trust

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:  10900 NW 97th Street, #102

                     Miami, FL 33178

(c)  CITIZENSHIP:  Florida

(d)  TITLE OF CLASS OF SECURITIES:  Common Stock, par value $0.01 per share

(e)  CUSIP NUMBER:  477143101

ITEM 3.IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-
8).
(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
(j)	[_]	Investment Company Act of 1940 (15 U.S.C. 80a-3); Group, in accordance with §240.13d-1(b)(1)(ii)(J).

        Not Applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

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CUSIP No.  477143101                      Page 6 of 7

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

ITEM 10. CERTIFICATIONS.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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CUSIP No.  477143101                      Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 22, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: August 22, 2024	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: August 22, 2024			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee

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 Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned shares of common stock of JetBlue Airways Corporation, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: August 22, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: August 22, 2024	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: August 22, 2024			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee